Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    TACA and Volaris choose ACTS for aircraft component maintenance - 2 new
    10-year contracts - $200 million estimated revenue

    Unless noted otherwise, all figures referred to in this press release are in Canadian dollars.

    MONTREAL, July 9 /CNW Telbec/ - ACTS LP, the aircraft maintenance, repair and overhaul (MRO) subsidiary of ACE Aviation Holdings Inc., today announced that it has concluded new agreements with both TACA International Airlines of
El Salvador and Concesionaria Vuela Compania de Aviacion ("Volaris") of
Mexico.
    As per the two agreements, ACTS will provide maintenance, repair and overhaul of components, and related logistics services for both airlines'
fleet of Airbus aircraft. Combined, these new contracts represent approximately $200 million of revenue over the 10-year term and will initially cover work for a fleet of 50 aircraft that is forecasted to grow to greater than 100 over the term of the contracts. Work willl begin in September, 2007.
    "Our recent acquisition of Aeroman in El Salvador strategically positioned us to attract the business of carriers across the Americas. The new business win is the first evidence of the synergies created from this acquisition, proof that our strategy for growth across the Americas is working," said Chahram Bolouri, President and Chief Executive Officer of ACTS.
"This is a further endorsement of the skills and experience of our employees."
    "We are looking forward to working with ACTS as our provider of component
MRO services," said Roberto Kriete, President and CEO of TACA International
Airlines. "With an excellent service record and extensive experience on the
Airbus fleet of aircraft, ACTS will surely provide us with the high level of service and quick turn-times that we need in order to keep our planes in the air."
    "We are very excited about partnering with ACTS on this service agreement," said Pedro Aspe, Chairman of Volaris. "With a highly respected reputation and wide breadth of knowledge, we look forward to working with ACTS and are eager to have them become an extension of our own maintenance team."
    "ACTS's revenues for its engine and component business increased significantly in 2006 compared to 2005. With the recent contracts awarded,
ACTS anticipates strong revenue growth in these business areas to continue in
2007 and beyond," added Mr. Bolouri.

    About ACTS

    Montral-based ACTS LP is a full-service aircraft maintenance, repair and overhaul (MRO) organization that provides airframe, engine and component maintenance and various ancillary services. Along with its subsidiary,
Aeromantenimiento S.A. (Aeroman), ACTS services global customers, including
Air Canada, Jazz, Air Transat, Airborne Express, Canadian North, Chromalloy,
Department of National Defence of Canada, JetBlue, Mexicana, Snecma Services,
TACA Airlines, United Airlines and US Airways, and operates major maintenance centres in Canada - Montral, Toronto, Winnipeg and Vancouver - and El
Salvador with a combined workforce of some 4,500 employees.

    About TACA

    TACA is a leading commercial aviation consortium that integrates Central
America with the United States, Canada, Mexico, the Caribbean and South
America; serving its customers with 31 Airbus new generation aircraft. It has more than 5,000 employees. TACA operates 135 daily flights, an average 12 hours of flight a day per aircraft, with 93% On Time Performance. During 2006 the airline will have served 3.5 million passengers with a world-class service with Latin taste and expects a sales volume of US$750 million. More information on TACA and its services can be found at www.taca.com.

    About Volaris

    With more than a year in operation, Volaris has positioned itself as a commercial aviation leader in the Mexican domestic market with a fleet of
12 Airbus aircraft. It currently offers flights to the main cities in Mexico:
Toluca, Aguascalientes, Cancun, Culiacan, Guadalajara, Hermosillo, Leon
(Bajio), Los Cabos, Merida, Mexicali, Monterrey, Morelia, Puebla, Tijuana and
Villahermosa.

    Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.
Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, restructuring, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending and future litigation and actions by third parties as well as the factors identified throughout ACE's filings with securities regulators in Canada and the United States and, in particular, those identified in the Risk Factors section to ACE's 2006 MD&A dated February 14,
2007. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: ACTS: Ann-Marie Gagn, (514) 856-6714,
ann-marie.gagne(at)acts.com; TACA: Claudia Arenas, (502) 2279 5700,
carenas(at)taca.com; Volaris: Jose Calderoni, 52-55-5261-6648,
jose.calderoni(at)volaris.com.mx/

CO:  ACE AVIATION HOLDINGS INC.

CNW 12:27e 09-JUL-07